UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2022

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	2021 Preliminary Results dated 24 February 2022, prepared by WPP plc.

WPP PLC ("WPP")

2021 Preliminary Results

Very strong growth driven by demand for digital services, ecommerce and technology; exceptional new business performance; over £1 billion returned to shareholders; sustained momentum into 2022

Key figures – continuing operations

£ million	2021	+/(-)% reported1	+/(-)% LFL2	20203
Revenue	12,801	6.7	13.3	12,003
Revenue less pass-through costs	10,397	6.5	12.1	9,762

Reported:
Operating profit/(loss)	1,229	n/m	-	(2,278)
Profit/(loss) before tax	951	n/m		(2,791)
Diluted EPS (p)	52.5	n/m	-	(243.0)
Dividends per share (p)	31.2	30.0	-	24.0

Headline4:
Operating profit	1,494	18.5	26.8	1,261
Operating profit margin	14.4%	1.5pt*	1.7pt*	12.9%
Profit before tax	1,365	31.1	-	1,041
Diluted EPS (p)	78.5	30.6	-	60.1

* Margin points

Full year and Q4 financial highlights

▪
FY continuing operations reported revenue +6.7%, LFL revenue +13.3%
▪
FY LFL revenue less pass-through costs +12.1%; Q4 +10.8%
▪
2-year FY LFL revenue less pass-through costs +2.9%; Q4 +3.6%
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Q4 LFL revenue less pass-through costs by major market: US +11.7%, UK +9.9%, Germany +3.4%, Greater China +13.6%, Australia -2.2%
▪
FY headline operating margin 14.4%, up 1.7pt LFL on prior year with strong top-line growth and efficiency savings supporting significant reinvestment in incentives
▪
Reported diluted EPS 52.5 pence; headline diluted EPS up 30.6% to 78.5 pence
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Free cash flow of £1.3 billion
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Adjusted net debt at 31 December 2021 £0.9 billion, after significant growth investments and shareholder returns, reflecting very strong cash generation

Strategic progress, shareholder returns and 2022 guidance

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Improving business mix: growth areas of experience, commerce and technology around 38% of revenue less pass-through costs in Global Integrated Agencies ex GroupM
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GroupM very strong: 2021 LFL revenue less pass-through costs +16.1%
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Continued investment in client offer: creation of Choreograph, acquisitions including Sard Verbinnen, Satalia, Cloud Commerce and Numerator (Kantar)
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Breadth and depth of capabilities resonating well with clients: market-leading $8.7 billion5 of net new business won, including global Coca-Cola account
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Strong recognition of creativity and effectiveness: most awarded company at the 2021 Cannes Lions Festival; ranked number one across all three WARC rankings for media, creative and effectiveness
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Transformation programme on track: around £245 million gross savings, mainly in property, procurement and simplification; good progress on shared services and IT transformation
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Final dividend of 18.7 pence proposed, up 33.6%; over £1 billion returned to shareholders in 2021 through share buybacks and dividends
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2022 guidance: LFL revenue less pass-through costs growth around 5%; headline operating margin up around 50 bps; trade working capital expected to be flat year-on-year; £800 million share buyback, of which £129 million already completed; tax rate of around 25.5% in 2022

Mark Read, Chief Executive Officer, WPP:

“It has been an outstanding year for WPP. Our top-line growth, driven by strong demand for our services in digital marketing, media, ecommerce and technology, has resulted in our fastest organic growth for over 20 years. As a result, we are two years ahead of our plan, hitting our 2023 revenue target in 2021.

“As clients seek to accelerate their growth and transform how they reach customers, the depth, breadth and global scale of our offer - which combines creativity with technology and data, through Choreograph, and the largest global media platform in GroupM - is proving its value for existing and new clients. The talent, dynamism and commitment of our people have also shone through. Our extensive partnership with The Coca-Cola Company, the expansion of our work with Google and the continuation of our longstanding relationship with Unilever demonstrate the value that three of the world’s leading marketing organisations place in WPP.

“We have made substantial strategic progress, creating the world’s leading board-level communications firm through the merger of Finsbury Glover Hering and Sard Verbinnen, and acquiring capabilities in AI, commerce and technology services to leverage across all of WPP for future growth. Cash generation continues to be very strong, underpinned by efficiencies achieved in our transformation programme, allowing us to make significant investments in our offer and reward our people for their huge contribution, while returning over £1 billion in cash to shareholders through dividends and share buybacks.

“We look forward to 2022 with confidence. We are guiding to strong top-line growth, improving profitability and continued investment in our people and services.”

For further information:
Investors and analysts Peregrine Riviere Caitlin Holt Fran Butera (US)	+44 7909 907193 +44 7392 280178 +1 914 484 1198
Media Chris Wade Richard Oldworth. Buchanan Communications	+44 20 7282 4600 +44 20 7466 5000 +44 7710 130 634
wpp.com/investors

Overview and strategic progress

Market environment

2021 was an extraordinary year for the global advertising industry. Growth in spend was supported by a stronger-than-expected macroeconomic environment, a consumption boost from pent-up saving and structural growth in digital channels. According to GroupM estimates, global advertising spend6 grew by 22.5% in 2021, a considerably better outcome than the 12.3% forecast in December 2020.

The pace of growth in digital advertising has continued to accelerate, reflecting the seismic shift in the way people consume media. GroupM estimates that global digital advertising spend grew by 30.5% in 2021, and now accounts for 64.4% of total spend, up from 59.3% in 2020.

Within digital, one of the big drivers of growth has been the explosion in ecommerce. The pandemic accelerated a widespread shift towards shopping online, amplifying the number of opportunities for brands to connect to consumers on digital channels, while also levelling the playing field for challenger brands. GroupM estimates that global retail ecommerce advanced 20.4% in 2021.

Two other factors are playing a significant role in the growth in advertising spend. New, app-based or digital-first businesses are able to afford to invest a greater proportion of their income into marketing to grow scale fast because they lack the physical presence (and associated costs such as rent) of traditional businesses. In turn, more traditional advertisers such as consumer packaged goods companies are investing in retail and commerce media – engaging with customers closer to the digital point of sale. This is blurring the lines between the marketing budget and the sales promotion budget, significantly growing the addressable market for marketing services businesses.

By geography, the UK, US and China remain the largest contributors to growth in advertising spend, spurred by their exposure to digital. By medium, TV had a strong year with global advertising spend on TV growing by 11.7% in 2021, as advertisers invested in their brand-building strategies. It also reflects the growth of connected TV and the increased targeting and measurement potential this brings to advertisers. Despite restrictions on mobility, spend on outdoor also grew, supported by the increasing availability of digital screens and programmatic options. Audio also saw some growth reinforced by podcasting, while cinema has been slower to recover. Print was the only medium to decline, reflecting the trends in circulation.

We have seen the acceleration of two significant trends, in data and purpose, that we expect to continue. The shift to digital and omnichannel commerce is driving companies to increase investment in data-driven marketing, which requires better (and privacy-compliant) customer data as well as marketing technology transformation. We are also witnessing very strong demand for strategic advice on purpose, sustainability and broader social issues. 85% of consumers believe that brands should represent something more than just profit7, and brands perceived as having a high positive impact on society are estimated to be more than twice as valuable as brands that are not8.

Performance and progress

Revenue was £12.8 billion, up 6.7% from £12.0 billion in 2020, and up 13.3% like-for-like. Revenue less pass-through costs was £10.4 billion, up 6.5% from £9.8 billion in 2020, and up 12.1% like-for-like.

We have seen an exceptional recovery in the year, with LFL growth in revenue less pass-through costs across all our business sectors and major markets. On a two-year basis we are 2.9% ahead of 2019 performance in terms of LFL revenue less pass-through costs, reflecting the breadth and depth of our offer. Client demand has been strong, particularly for ecommerce services and in commerce media. GroupM’s commerce billings increased 41% year-on-year in 2021 while the proportion of digital billings has grown to 43% in 2021 from 41% in 2020. Revenue less pass-through costs from higher-growth areas of our offer in experience, commerce and technology increased to around 38% of our Global Integrated Agencies, excluding GroupM, compared to 35% in 2019.

Clients and partners

By sector, we have had continued momentum in technology, healthcare & pharma and consumer packaged goods which together represent 53% of our revenue less pass-through costs for designated clients. On a two-year basis, these sectors recorded like-for-like growth of 15.1%, 10.5% and 5.7% respectively. At the client level, we also saw widespread evidence of investing in marketing for growth, with 18 out of our top 30 clients showing double-digit two-year growth in 2021.

We won $8.7 billion of net new billings in 2021, including important retentions of longstanding media partnerships with Unilever and Bayer, demonstrating the strength of our client relationships. We also expanded our relationship with Google to handle the entirety of their media spend globally. Over the year we also won new assignments from AstraZeneca, Beiersdorf, L’Oréal, Sainsbury’s, TD Bank and Under Armour among others.

We are proud to have been appointed The Coca-Cola Company’s Global Marketing Network Partner. This is a partnership of unprecedented scale in the industry – covering creative, media and data across more than 200 countries and territories – and reflects the breadth and reach of WPP across the globe.

We continued to deepen and broaden our relationships with established and emerging technology partners globally, to build our expertise and develop leading services for clients. For example, we are a Global Partner with Google, with nearly 6,000 of our people now certified as Google Marketing Platform consultants; through Wavemaker, we achieved a global first through our access to Amazon Advertising’s Overlapping Audiences API; and we launched a ground-breaking global agency partnership with TikTok giving our agencies early access to advertising products in development and collaborating with a diverse network of creators.

Creativity

Underpinning our success this year is the strength of our creative work. We were honoured to be recognised as the most-awarded company at the 2021 Cannes Lions Festival, with winners representing 38 different countries. Each of our global integrated creative agencies won a Grand Prix. In addition, WPP topped WARC’s 2021 global agency rankings across all three categories – creative, media and effectiveness – reflecting the breadth of our capabilities.

The metaverse presents a new frontier of creative opportunities for brands to engage with consumers, through virtual worlds connecting gaming, augmented and virtual reality, NFTs and the blockchain. Clients are seizing the opportunity and seeking our partnership to experiment in ways to bring experiences to life in this new channel. Our agencies are already delivering metaverse projects for clients including Wendy’s, Under Armour and Pfizer. To take the ideas to the next level, Hogarth recently announced the launch of The Metaverse Foundry, a global team of over 700 creatives, producers, visual artists and technologists focused on delivering the most creative and compelling metaverse experiences for our clients.

Investments for growth

During the year we made a number of acquisitions, including Satalia, a market-leading artificial intelligence business; Cloud Commerce Group, a technology company helping brands to market, sell and deliver products across ecommerce platforms globally; and Made Thought, a London-based branding and design agency. We also merged Finsbury Glover Hering and Sard Verbinnen, a transaction which has created a leading global strategic communications firm. Kantar, in which we own a 40% stake, acquired Numerator, a technology-driven consumer and market intelligence company.

These acquisitions are aligned with our accelerated growth strategy and focused M&A approach to build on existing capabilities in growth areas. For example, Satalia’s highly specialised artificial intelligence capabilities have been leveraged across WPP to solve for a range of complex optimisation problems. Alongside applications for client engagements, the tools have been applied to internal opportunities including cross-platform media optimisation, workforce utilisation and content intelligence. The transaction has already added significant value both to clients and internal WPP product development.

We also stepped up organic investment to drive significant long-term growth opportunities. The main areas of focus for this investment are the formation and development of Choreograph to unify and accelerate our data capabilities, the creation of a commerce-as-a-service platform to complement our broader expertise in commerce, and further innovation in our market-leading programmatic and connected TV businesses, Xaxis and Finecast.

Choreograph is working to design innovative ways to future-proof our clients’ approach to data. We believe there will not be a single solution to addressing the challenges presented by the deprecation of third-party cookies and other identifiers. As such we are exploring and investing in multiple privacy-preserving solutions including machine learning graphs, identity networks, cohort analysis and the use of contextual signals. Choreograph has already played a central role in the retention of the Unilever media account and the Coca-Cola partnership.

Transformation programme

Good progress has been made on our transformation programme, designed to simplify WPP, build greater collaboration, drive efficiency and free up funds for reinvestment in growth. We remain comfortably on target to achieve our goal of £600 million annual cost efficiencies by 2025, with around £245 million of gross annual savings achieved so far against a 2019 base.

The transformation of our property estate continues, despite the constraints of COVID, with a further nine campuses opened in 2021, taking the total to 30. We aim to complete at least 65 campuses, housing more than 85,000 people, by 2025. In procurement, we are beginning to consolidate our spend more effectively, improving terms for our agencies with our purchasing scale. Telecoms savings and software licenses were areas of significant efficiency in 2021. In terms of simplification, the combination of sub-scale agencies in smaller markets is leading to a significant improvement in performance; we have removed around 500 legal entities from the group structure, with a similar figure targeted for 2022; and we have acquired the minorities in WPP AUNZ, taking us to 100% ownership to improve control and governance of our fifth largest geography.

Across IT, Finance and HR transformation, significant groundwork has been undertaken as we modernise and move to a more standardised approach, with target operating models approved for all three. In IT, transformation plans including network infrastructure, cloud acceleration and platform rationalisation are all on track. The shared services programme is progressing, with a significant portion of finance processes migrated from the UK to Mumbai, and new deployments in the Middle East, Asia and Latin America. We have, however, experienced some delays to the deployment of Workday, our new ERP platform, but we are confident of meeting our revised timetable starting in the first half of 2022.

Purpose and ESG

WPP’s purpose is to use the power of creativity to build better futures for our people, our planet, our clients and our communities. We outlined our sustainability strategy at an ESG event for stakeholders in June 2021. Since then, we have continued to make good progress in our commitments across each pillar of this purpose statement.

People

Our success is powered by our people. This year we have launched and developed a number of initiatives across our agencies to foster an open and inclusive culture. The pilot of our Inclusive Leadership in a Hybrid World programme equipped 1,000 managers across five companies and four countries with a roadmap to becoming a more inclusive leader. Our long-term goal is to make this learning experience available to everyone across WPP, starting with 40,000 managers globally in 2022.

As part of our commitment to ensure the best possible culture, we also launched our Mental Health Allies programme, providing mental health training to 500 leaders, HR professionals and employees across the UK and US. We will expand into more regions in 2022.

With the support of our first company-wide LGBTQ+ community, WPP Unite, we developed the LGBTQ+ Inclusive Marketing programme, to equip our people with the knowledge, skills and resources to ensure more inclusive marketing. WPP Unite was spearheaded in the UK and US and will expand to other regions. We also joined the Business Coalition for the Equality Act and were named among the Best Places to Work for LGBTQ+ Equality by the Human Rights Campaign for the second consecutive year.

We continue to focus on driving greater gender balance throughout the company with women now representing more than half of our senior managers and, at the most senior level of our company, women now make up 39%. Fourteen leaders from across WPP were named in the 2021 HERoes Women Role Model Lists for their work driving change in gender diversity, and we are now ranked in the top 10 for gender representation among senior leaders and at board level in the FTSE Women Leaders Review. In addition, WPP was recognised in the Bloomberg Gender-Equality Index for the fourth consecutive year.

We know we have more to do to ensure WPP represents the diversity of the societies in which we operate, which is why we are placing diversity, equity and inclusion at the centre of our recruitment and development processes, using analytics to provide a more inclusive employee experience. We have formed partnerships with leading inclusion and diversity organisations such as the Unstereotype Alliance, The Valuable 500 and the LAGRANT Foundation. We are also funding a number of local initiatives to advance racial equity, focusing on developing skills and increasing interest in joining our industry.

To help lower the barriers to entry into the creative industry we launched our second NextGen Leaders series. Built with inclusion at its core, this cohort comprised 1,400 participants (50% of participants in the US & UK identified as Black, Asian or LatinX and 60% identified as female).

As part of our Racial Equity Programme, in June 2021 we invited our global network of agencies to apply to receive resources to create and run innovative and impactful programmes to advance racial equity. Based on the ideas and initiatives that were felt to align most closely with WPP’s purpose and hold the greatest potential to effect change, we made the first nine grants. Supported projects include Life Through the Eyes of the UK Black Community, a new race equity organisation with a unique focus on dismantling all aspects of racism faced by Black people in the UK; and SOMA+, a platform focused on expanding the professional knowledge of Black, Indigenous, and low-income students in Brazil.

In addition, WPP committed in June 2020 to match personal donations by employees to several non-profit organisations up to $1,000 per person, to a total of $1 million.

Planet

Earlier in the year we made an industry-leading commitment to reduce carbon emissions from our own operations to net zero by 2025 and across our supply chain by 2030, including media buying – an industry first. Supporting this we have committed to equally ambitious carbon emission reduction targets in line with climate science, and validated by the Science Based Targets initiative, to reduce our absolute Scope 1 and 2 emissions by at least 84% by 2025 and reduce Scope 3 emissions by at least 50% by 2030, both from a 2019 base year.

In November 2021 WPP successfully amended and supplemented the $2.5 billion revolving credit facility to link the margin on the facility to specific sustainability measures, an important first milestone in WPP’s journey to embed its carbon reduction targets and broader sustainability commitments into its financing arrangements.

Engaging with rating agencies and benchmarking organisations is key to holding ourselves accountable for our progress. We are delighted that the Carbon Disclosure Project has upgraded our ESG score to an A- in their 2021 ratings, reflecting the ambition of our new net zero strategy, emissions reductions targets and strengthened governance.

Clients

We have supported many of our clients with their own sustainability goals. For example, we helped to design the world’s first carbon-neutral TV (Sky), designed and created an immersive experience on the plastic crisis in our oceans (SC Johnson) and launched an AI-powered campaign supporting local businesses across India for Diwali (Mondelez). Demand for advice on brand purpose, and support on everything from environmental product design to recycling and changing customer behaviour is a major driver of growth for a number of our agencies.

Communities

In partnership with the WHO Foundation, we created and delivered the $5 vaccine campaign, encouraging people across the globe to spend the price of a coffee on a donation to fund COVID-19 vaccines for lower-income countries. We also donated 10,000 vaccines on behalf of our clients and matched every vaccine bought by employees. Since the start of the pandemic, we have been proud to partner with the WHO to produce public awareness campaigns to help limit the spread and impact of COVID-19 which have reached tens of millions of people across 167 countries in more than 20 languages.

Outlook for 2022

WPP is entering 2022 with a strong balance sheet, good momentum from new business wins, and a comprehensive client offer.

Our guidance for 2022 is as follows:

  ▪
Like-for-like revenue less pass-through costs growth of around 5%
  ▪
Headline operating margin improvement of around 50 bps, excluding the impacts of M&A and foreign exchange
  ▪
Effective tax rate (measured as headline tax as a % of headline profit before tax) of around 25.5%
  ▪
Capex £350-400 million, with around £100 million relating to ERP system deployment previously included in capex guidance now included in restructuring costs
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Trade working capital expected to be flat year-on-year
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Current foreign exchange rates imply around a 0.5% drag on reported revenue less pass-through costs from the movement in sterling year-on-year
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We also anticipate mergers and acquisitions will add 0.5-1.0% to revenue less pass-through costs growth
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Given our low leverage and continued strong cash generation, we expect to execute around £800 million of share buybacks in 2022, of which £129 million has already been completed

Medium-term guidance

At our Capital Markets Day in December 2020, we set out our new medium-term financial targets that will allow us to invest in talent, incentives and technology, improve our competitive position and deliver sustainable long-term growth. These remain:

  ▪
3-4% annual growth in revenue less pass-through costs from 2023, including M&A benefit of 0.5-1.0% annually
  ▪
15.5-16.0% headline operating margin in 2023
  ▪
Dividend: intention to grow annually with a pay-out ratio around 40% of headline diluted EPS
  ▪
Average adjusted net debt/EBITDA maintained in the range 1.5-1.75x

Financial results

Unaudited headline income statement:
£ million	2021	20209	+/(-) % reported	+/(-) % ∆ LFL
Continuing operations
Revenue	12,801	12,003	6.7	13.3
Revenue less pass-through costs	10,397	9,762	6.5	12.1
Operating profit	1,494	1,261	18.5	26.8
Operating profit margin %	14.4%	12.9%	1.5pt	1.7pt
Income from associates	86	10	n/m
PBIT	1,580	1,271	24.3
Net finance costs	(215)	(230)	(6.6)
Profit before tax	1,365	1,041	31.1
Tax	(328)	(240)	36.7
Profit after tax	1,037	801	29.5
Non-controlling interests	(83)	(59)	40.9
Profit attributable to shareholders	954	742	28.6
Diluted EPS	78.5p	60.1p	30.6

Reconciliation of operating profit/(loss) to headline operating profit:

£ million	2021	2020
Continuing operations
Operating profit/(loss)	1,229	(2,278)
Amortisation and impairment of acquired intangible assets	98	89
Goodwill impairment	2	2,823
Losses/(gains) on disposal of investments and subsidiaries	11	(8)
Gains on remeasurement of equity interests arising from a change in scope of ownership	-	(1)
Investment and other impairment (reversals)/charges	(43)	296
Litigation settlement	21	26
Restructuring and transformation costs	146	81
Restructuring costs in relation to COVID-19	30	233
Headline operating profit	1,494	1,261

Reported billings were £50.7 billion, up 8.0%, and up 14.4% like-for-like.

Reported revenue from continuing operations was up 6.7% at £12.8 billion. Revenue on a constant currency basis was up 11.6% compared with last year. Net changes from acquisitions, disposals and other adjustments10 had a negative impact of 1.7% on growth.

Like-for-like revenue growth for 2021, excluding the impact of currency, acquisitions and disposals, and the other adjustments, was 13.3%.

Reported revenue less pass-through costs was up 6.5%, and up 11.5% on a constant currency basis. Excluding the impact of acquisitions and disposals and the other adjustments, like-for-like growth was 12.1%. In the fourth quarter, like-for-like revenue less pass-through costs was up 10.8%.

Regional review

Revenue analysis

£ million	2021	2020	+/(-) % reported	+/(-) % LFL
N. America	4,494	4,465	0.7	9.4
United Kingdom	1,867	1,637	14.0	15.0
W. Cont Europe	2,786	2,442	14.1	19.2
AP, LA, AME, CEE11	3,654	3,459	5.6	13.3
Total Group	12,801	12,003	6.7	13.3

Revenue less pass-through costs analysis

£ million	2021	2020	+/(-) % reported	+/(-) % LFL
N. America	3,849	3,744	2.8	9.7
United Kingdom	1,414	1,234	14.6	15.0
W. Cont Europe	2,226	2,019	10.2	14.5
AP, LA, AME, CEE	2,908	2,765	5.2	12.3
Total Group	10,397	9,762	6.5	12.1

Headline operating profit analysis

£ million	2021	% margin*	2020	% margin*
N. America	656	17.0	612	16.3
United Kingdom	181	12.8	138	11.2
W Cont. Europe	289	13.0	199	9.8
AP, LA, AME, CEE	368	12.7	312	11.3
Total Group	1,494	14.4	1,261	12.9

* Headline operating profit as a percentage of revenue less pass-through costs

North America like-for-like revenue less pass-through costs was up 11.4% in the final quarter, and up 5.1% on a two-year basis. The USA continued to grow at a double-digit rate, led by GroupM, VMLY&R and Hogarth, and Canada also performed strongly. On a full year basis, like-for-like revenue less pass-through costs in North America was up 9.7%, and up 3.3% over two years.

United Kingdom like-for-like revenue less pass-through costs was up 9.9% in the final quarter, and up 1.8% on a two-year basis. AKQA Group and VMLY&R were the strongest performers. On a full year basis, like-for-like revenue less pass-through costs was up 15.0%, and up 2.9% over two years.

Western Continental Europe like-for-like revenue less pass-through costs was up 7.9% in the final quarter, and up 3.7% on a two-year basis. The strongest performers in the period were Italy, the Netherlands and France. On a full year basis, like-for-like revenue less pass-through costs was up 14.5%, and up 5.2% over two years.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, like-for-like revenue less pass-through costs was up 12.5% in the final quarter, and up 2.6% on a two-year basis. Latin America was boosted by a very strong performance in Brazil, while Asia Pacific continued to be negatively impacted by COVID-related restrictions in Australia. On a full year basis, like-for-like revenue less pass-through costs was up 12.3%, and up 0.7% over two years.

Business sector review

During 2020, we announced that we would bring together Grey and AKQA under the AKQA Group, and we brought Geometry and GTB into VMLY&R, and International Healthcare into VMLY&R and Ogilvy. As a result AKQA Group, Geometry, GTB and International Healthcare are now reported within Global Integrated Agencies, having previously been reported within Specialist Agencies. Prior year figures have been re-presented to reflect these changes.

Revenue analysis

£ million	2021	2020	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	10,836	10,266	5.6	12.6
Public Relations	959	893	7.4	12.6
Specialist Agencies	1,006	844	19.1	22.5
Total Group	12,801	12,003	6.7	13.3

Revenue less pass-through costs analysis

£ million	2021	2020	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	8,638	8,194	5.4	11.3
Public Relations	910	854	6.5	11.5
Specialist Agencies	849	714	19.0	21.8
Total Group	10,397	9,762	6.5	12.1

Headline operating profit analysis
£ million	2021	% margin*	2020	% margin*
Global Int. Agencies	1,216	14.1	1,060	12.9
Public Relations	143	15.7	142	16.5
Specialist Agencies	135	15.9	59	8.3
Total Group	1,494	14.4	1,261	12.9

* Headline operating profit as a percentage of revenue less pass-through costs

Global Integrated Agencies like-for-like revenue less pass-through costs was up 10.0% in the final quarter, and up 3.1% on a two-year basis. GroupM, which represented 38% of WPP’s revenue less pass-through costs in the fourth quarter, was up 12.3% like-for-like. The other integrated agencies all recorded broadly similar levels of growth. For the full year, like-for-like revenue less pass-through costs for the segment was up 11.3%, and up 2.5% over two years.

Public Relations like-for-like revenue less pass-through costs was up 15.1% in the final quarter, and up 10.4% on a two-year basis. BCW and H+K Strategies continued to grow strongly. In October, we announced the merger of Finsbury Glover Hering with Sard Verbinnen to create a leading global strategic communications firm. For the full year, like-for-like revenue less pass-through costs for the segment was up 11.5%, and up 7.0% over two years.

Specialist Agencies like-for-like revenue less pass-through costs was up 13.9% in the final quarter, and up 4.1% on a two-year basis. We continued to see strong demand from clients across most of our businesses, although the overall growth rate slowed from the third quarter as the contribution from the COVID-related contract in Germany eased. For the full year, like-for-like revenue less pass-through costs for the segment was up 21.8%, and up 7.8% over two years.

Operating profitability

Reported profit before tax was £951 million, compared to a loss of £2.8 billion in 2020, reflecting principally the £3.1 billion of impairment charges and investment write-downs and £313 million of restructuring and transformation costs during the prior period.

Reported profit after tax was £721 million compared to a loss in 2020 of £2.9 billion.

Headline EBITDA (including IFRS 16 depreciation) for 2021 was up 18.2% to £1.8 billion, compared to £1.5 billion the previous year. Headline operating profit was up 18.5% to £1.5 billion. The significant growth in profitability year-on-year reflects the strong recovery from the impact of COVID-19 on revenue less pass-through costs, as well as improvement in our competitive performance and the progress on our transformation programme, with £245 million of gross savings towards our 2025 annual run rate target of £600 million.

Headline operating margin was up 150 basis points to 14.4%, and up 170 basis points like-for-like. Operating costs were up 4.7%, but were flat year-on-year excluding the impact of incentives. Staff costs pre-incentives rose 3.2% but property costs fell 17.1% reflecting the campus roll-out and the continued impact of COVID. IT costs were flat, and other costs were down 13.2%, driven by lower office costs and bad debt.

The Group’s headline operating margin is after charging £42 million of severance costs, compared with £68 million in 2020 and £592 million of incentive payments, compared to £185 million in 2020 and £294 million in 2019.

The average number of people in the Group in 2021 was 104,808 compared to 102,822 in 2020. The total number of people at 31 December 2021 was 109,382 compared to 99,830 at 31 December 2020.

Exceptional items

The Group incurred a net exceptional loss of £270 million in 2021. This comprises the Group’s share of associate company exceptional losses (£62 million), restructuring and transformation costs (£176 million) and other net exceptional losses (£32 million). Restructuring and transformation costs mainly comprise severance and property-related costs arising from the continuing structural review of parts of the Group’s operations, investments in IT and ERP systems as part of our transformation programme, and our response to the COVID-19 situation. This compares with a net exceptional loss in 2020 of £477 million.

Interest and taxes

Net finance costs (excluding the revaluation and retranslation of financial instruments) were £215 million, a decrease of £15 million year-on-year, primarily as a result of the repayment of the $500 million 3.625% September 2022 bond in July 2021 and foreign exchange movements.

The reported tax charge was £230 million (2020: £127 million). The headline tax rate (measured on headline profit before tax, including associate income) was 24.0% (2020: 23.0%). Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to be around 25.5% in 2022, and to continue to increase in subsequent years.

Earnings and dividend

Headline profit before tax was up 31.1% to £1.4 billion, and profits attributable to share owners were £954 million.

Reported diluted earnings per share were 52.5 pence, compared to a loss per share of 243.0 pence in the prior period. Headline diluted earnings per share were up 30.6% to 78.5 pence.

The Board is proposing a final dividend for 2021 of 18.7 pence per share, which together with the interim dividend paid in November 2021 gives a full-year dividend of 31.2 pence per share. The record date for the final dividend is 10 June 2022, and the dividend will be payable on 8 July 2022.

Further details of WPP’s financial performance are provided in Appendix 1.

Cash flow highlights

Twelve months ended (£ million)	31 December 2021	31 December 2020
Operating profit/(loss) of continuing and discontinued operations	1,229	(2,267)
Depreciation and amortisation	542	631
Investment and other impairment (reversals)/charges	(1)	3,316
Lease payments (inc interest)	(409)	(399)
Non-cash compensation	100	74
Net interest paid	(126)	(100)
Tax paid	(391)	(372)
Capex	(293)	(273)
Earnout payments	(57)	(115)
Other	(31)	(50)
Trade working capital	319	780
Other receivables, payables and provisions	383	58
Free cash flow	1,265	1,283
Disposal proceeds	77	284
Net initial acquisition payments	(464)	(144)
Dividends	(315)	(122)
Share repurchases and buybacks	(819)	(290)
Net cash flow	(256)	1,011

In 2021, net cash outflow was £256 million, compared to a £1.0 billion inflow in 2020. The main drivers of the cash flow performance year-on-year were the higher operating profit and continued improvements in working capital, offset by increased spend on acquisitions, growth in the dividend and the significant increase in the share buyback. A summary of the Group’s unaudited cash flow statement and notes for the twelve months to 31 December 2021 is provided in Appendix 1.

Balance sheet highlights

As at 31 December 2021 we had cash and cash equivalents of £3.5 billion and total liquidity, including undrawn credit facilities, of £5.5 billion. Average adjusted net debt in 2021 was £1.6 billion, compared to £2.3 billion in the prior period, at 2020 exchange rates. On 31 December 2021 adjusted net debt was £0.9 billion, against £0.7 billion on 31 December 2020, an increase of £0.2 billion at 2021 exchange rates. The slightly higher adjusted net debt figure reflects mainly the significant increase in share buybacks year-on-year.

During the year, we converted the majority of our cash pool arrangements to zero-balancing cash pools, whereby the cash and overdrafts within these cash pools are physically swept to the header accounts on a daily basis, resulting in a reduction of the large gross cash and overdraft positions at 31 December 2020. Our bond portfolio at 31 December 2021 had an average maturity of 7.0 years. In July 2021 we repaid the $500 million 3.625% September 2022 bond. A €250 million Eurobond at 3-month EURIBOR +0.45% is due to mature in March 2022.

The average adjusted net debt to EBITDA ratio in the 12 months to 31 December 2021 is 0.90x, which excludes the impact of IFRS 16. This is below our target range of 1.5 – 1.75x average adjusted net debt to EBITDA.

A summary of the Group’s unaudited balance sheet and notes as at 31 December 2021 is provided in Appendix 1.

Appendix 1: Preliminary results for the year ended 31 December 2021

Unaudited preliminary consolidated income statement for the year ended 31 December 2021

£ million	Notes	2021	20201
Continuing operations
Revenue	7	12,801.1	12,002.8
Costs of services	4	(10,597.5)	(9,987.9)
Gross profit		2,203.6	2,014.9
General and administrative costs	4	(974.6)	(4,293.0)
Operating profit/(loss)		1,229.0	(2,278.1)
Share of results of associates	5	23.8	(136.0)
Profit/(loss) before interest and taxation		1,252.8	(2,414.1)
Finance and investment income	6	69.4	82.7
Finance costs	6	(283.6)	(312.0)
Revaluation and retranslation of financial instruments	6	(87.8)	(147.2)
Profit/(loss) before taxation		950.8	(2,790.6)
Taxation	8	(230.1)	(127.1)
Profit/(loss) for the year from continuing operations		720.7	(2,917.7)

Discontinued operations
Profit for the year from discontinued operations		-	16.4

Profit/(loss) for the year		720.7	(2,901.3)

Attributable to:
Equity holders of the parent
Continuing operations		637.7	(2,971.6)
Discontinued operations		-	6.5
		637.7	(2,965.1)
Non-controlling interests
Continuing operations		83.0	53.9
Discontinued operations		-	9.9
		83.0	63.8
		720.7	(2,901.3)

Earnings per share from continuing and discontinued operations
Basic earnings per ordinary share	10	53.4p	(242.5p)
Diluted earnings per ordinary share	10	52.5p	(242.5p)

Earnings per share from continuing operations
Basic earnings per ordinary share	10	53.4p	(243.0p)
Diluted earnings per ordinary share	10	52.5p	(243.0p)

1 Figures have been restated as described in the accounting policies.

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2021

£ million	2021	20201
Profit/(loss) for the year	720.7	(2,901.3)
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(97.5)	85.1
Share of other comprehensive income/(loss) of associates undertakings	13.5	(61.5)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	-	(20.6)
	(84.0)	3.0
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	14.3	2.0
Deferred tax on defined benefit pension plans	(3.0)	7.4
Movements on equity investments held at fair value through other comprehensive income	(35.5)	(127.7)
	(24.2)	(118.3)
Other comprehensive loss relating to the year	(108.2)	(115.3)
Total comprehensive income/(loss) relating to the year	612.5	(3,016.6)

Attributable to:
Equity holders of the parent
Continuing operations	539.8	(3,063.9)
Discontinued operations	-	(12.6)
	539.8	(3,076.5)
Non-controlling interests
Continuing operations	72.7	50.5
Discontinued operations	-	9.4
	72.7	59.9
	612.5	(3,016.6)

1 Figures have been restated as described in the accounting policies.

Unaudited preliminary consolidated cash flow statement for the year ended
31 December 2021

£ million	Notes	2021	2020
Net cash inflow from operating activities	11	2,032.8	2,054.8
Investing activities
Acquisitions	11	(386.1)	(178.4)
Disposals of investments and subsidiaries	11	28.3	272.3
Purchase of property, plant and equipment		(263.2)	(218.3)
Purchase of other intangible assets (including capitalised computer software)		(29.9)	(54.4)
Proceeds on disposal of property, plant and equipment		8.7	11.2
Net cash outflow from investing activities		(642.2)	(167.6)
Financing activities
Repayment of lease liabilities		(320.7)	(300.1)
Share option proceeds		4.4	-
Cash consideration received from non-controlling interests	11	39.5	-
Cash consideration for purchase of non-controlling interests	11	(135.0)	(80.6)
Share repurchases and buy-backs	11	(818.5)	(290.2)
Proceeds from borrowings	11	-	915.5
Repayment of borrowings	11	(397.1)	(282.7)
Financing and share issue costs		(0.4)	(7.1)
Equity dividends paid		(314.7)	(122.0)
Dividends paid to non-controlling interests in subsidiary undertakings		(114.5)	(83.3)
Net cash outflow from financing activities		(2,057.0)	(250.5)
Net (decrease)/increase in cash and cash equivalents		(666.4)	1,636.7
Translation of cash and cash equivalents		(130.1)	(99.2)
Cash and cash equivalents at beginning of year		4,337.1	2,799.6
Cash and cash equivalents at end of year	12	3,540.6	4,337.1

Reconciliation of net cash flow to movement in adjusted net debt:
Net (decrease)/increase in cash and cash equivalents		(666.4)	1,636.7
Cash outflow/(inflow) from decrease/(increase) in debt financing		397.5	(625.7)
Other movements		(5.6)	(6.1)
Translation differences		69.0	(227.2)
Movement of adjusted net debt in the year		(205.5)	777.7
Adjusted net debt at beginning of year		(695.6)	(1,473.3)
Adjusted net debt at end of year	12	(901.1)	(695.6)

Unaudited preliminary consolidated balance sheet as at 31 December 2021

£ million	Notes	2021	20201	20191
Non-current assets
Intangible assets:
Goodwill	13	7,612.3	7,388.8	10,110.6
Other	14	1,359.5	1,389.3	1,468.8
Property, plant and equipment		896.4	790.9	876.0
Right-of-use assets		1,395.1	1,504.5	1,734.5
Interests in associates and joint ventures		412.9	330.7	813.0
Other investments		318.3	387.3	498.3
Deferred tax assets		341.5	212.9	187.9
Corporate income tax recoverable		46.6	24.8	-
Trade and other receivables	15	152.6	156.2	137.6
		12,535.2	12,185.4	15,826.7
Current assets
Corporate income tax recoverable		90.4	110.3	142.6
Trade and other receivables	15	11,362.3	10,972.3	11,822.3
Cash and short-term deposits		3,882.9	12,899.1	11,305.7
		15,335.6	23,981.7	23,270.6
Assets classified as held for sale		-	-	485.3
		15,335.6	23,981.7	23,755.9

Current liabilities
Trade and other payables	16	(15,252.3)	(13,859.7)	(14,188.1)
Corporate income tax payable		(386.2)	(424.4)	(595.6)
Short-term lease liabilities		(279.7)	(323.8)	(302.2)
Bank overdrafts, bonds and bank loans		(567.2)	(8,619.2)	(8,798.0)
		(16,485.4)	(23,227.1)	(23,883.9)
Liabilities associated with assets classified as held for sale		-	-	(170.4)
		(16,485.4)	(23,227.1)	(24,054.3)
Net current (liabilities)/assets		(1,149.8)	754.6	(298.4)
Total assets less current liabilities		11,385.4	12,940.0	15,528.3

Non-current liabilities
Bonds and bank loans		(4,216.8)	(4,975.5)	(4,047.3)
Trade and other payables	17	(619.9)	(313.5)	(449.6)
Corporate income tax payable		-	(1.3)	-
Deferred tax liabilities		(312.5)	(304.1)	(379.8)
Provisions for post-employment benefits		(136.6)	(156.7)	(159.0)
Provisions for liabilities and charges		(268.5)	(306.3)	(247.8)
Long-term lease liabilities		(1,762.1)	(1,832.5)	(1,947.5)
		(7,316.4)	(7,889.9)	(7,231.0)
Net assets		4,069.0	5,050.1	8,297.3

Equity
Called-up share capital	18	122.4	129.6	132.8
Share premium account		574.7	570.3	570.3
Other reserves		(335.9)	191.2	(174.7)
Own shares		(1,112.1)	(1,118.3)	(1,178.7)
Retained earnings		4,367.3	4,959.2	8,576.2
Equity shareholders’ funds		3,616.4	4,732.0	7,925.9
Non-controlling interests		452.6	318.1	371.4
Total equity		4,069.0	5,050.1	8,297.3

1 Figures have been restated as described in the accounting policies.

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2021
£ million	Called-up share capital	Share premium account	Other reserves1	Own shares	Retained earnings1	Total equity share holders’ funds1	Non- controlling interests	Total1
Balance at 1 January 2020	132.8	570.3	(169.9)	(1,178.7)	8,689.9	8,044.4	371.4	8,415.8
Restatement1	-	-	(4.8)	-	(113.7)	(118.5)	-	(118.5)
Restated balance at 1 January 2020	132.8	570.3	(174.7)	(1,178.7)	8,576.2	7,925.9	371.4	8,297.3
Share cancellations	(3.2)	-	3.2	-	(281.2)	(281.2)	-	(281.2)
Treasury share allocations	-	-	-	0.6	(0.6)	-	-	-
(Loss)/profit for the year	-	-	-	-	(2,965.1)	(2,965.1)	63.8	(2,901.3)
Exchange adjustments on foreign currency net investments	-	-	89.0	-	-	89.0	(3.9)	85.1
Share of other comprehensive loss of associates undertakings	-	-	(61.5)	-	-	(61.5)	-	(61.5)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	-	-	(20.6)	-	-	(20.6)	-	(20.6)
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(127.7)	(127.7)	-	(127.7)
Actuarial gain on defined benefit pension plans	-	-	-	-	2.0	2.0	-	2.0
Deferred tax on defined benefit pension plans	-	-	-	-	7.4	7.4	-	7.4
Other comprehensive income/(loss)	-	-	6.9	-	(118.3)	(111.4)	(3.9)	(115.3)
Total comprehensive income/(loss)	-	-	6.9	-	(3,083.4)	(3,076.5)	59.9	(3,016.6)
Dividends paid	-	-	-	-	(122.0)	(122.0)	(83.3)	(205.3)
Non-cash share-based incentive plans (including share options)	-	-	-	-	74.4	74.4	-	74.4
Net movement in own shares held by ESOP Trusts	-	-	-	59.8	(64.9)	(5.1)	-	(5.1)
Recognition/derecognition of liabilities in respect of put options	-	-	103.5	-	(26.6)	76.9	-	76.9
Share purchases – close period commitments2	-	-	252.3	-	-	252.3	-	252.3
Acquisition of subsidiaries3	-	-	-	-	(112.7)	(112.7)	(29.9)	(142.6)
Restated balance at 31 December 2020	129.6	570.3	191.2	(1,118.3)	4,959.2	4,732.0	318.1	5,050.1
Ordinary shares issued	-	4.4	-	-	-	4.4	-	4.4
Share cancellations	(7.2)	-	7.2	-	(729.3)	(729.3)	-	(729.3)
Treasury share allocations	-	-	-	3.7	(3.7)	-	-	-
Profit for the year	-	-	-	-	637.7	637.7	83.0	720.7
Exchange adjustments on foreign currency net investments	-	-	(87.2)	-	-	(87.2)	(10.3)	(97.5)
Share of other comprehensive income of associates undertakings	-	-	7.3	-	6.2	13.5	-	13.5
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(35.5)	(35.5)	-	(35.5)
Actuarial gain on defined benefit pension plans	-	-	-	-	14.3	14.3	-	14.3
Deferred tax on defined benefit pension plans	-	-	-	-	(3.0)	(3.0)	-	(3.0)
Other comprehensive loss	-	-	(79.9)	-	(18.0)	(97.9)	(10.3)	(108.2)
Total comprehensive (loss)/income	-	-	(79.9)	-	619.7	539.8	72.7	612.5
Dividends paid	-	-	-	-	(314.7)	(314.7)	(114.5)	(429.2)
Non-cash share-based incentive plans (including share options)	-	-	-	-	99.6	99.6	-	99.6
Tax adjustment on share-based payments	-	-	-	-	15.4	15.4	-	15.4
Net movement in own shares held by ESOP Trusts	-	-	-	2.5	(91.7)	(89.2)	-	(89.2)
Recognition/derecognition of liabilities in respect of put options4	-	-	(242.7)	-	1.1	(241.6)	-	(241.6)
Share purchases – close period commitments5	-	-	(211.7)	-	-	(211.7)	-	(211.7)
Share of other equity movements of associates	-	-	-	-	(8.0)	(8.0)	-	(8.0)
Acquisition of subsidiaries3	-	-	-	-	(180.3)	(180.3)	176.3	(4.0)
Balance at 31 December 2021	122.4	574.7	(335.9)	(1,112.1)	4,367.3	3,616.4	452.6	4,069.0

1 Other reserves and retained earnings have been restated for the impact of a tax restatement, as described in the accounting policies.
2 During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2019 and was recognised as a movement in other reserves in the year ended 31 December 2019. As the close period ended on 27 February 2020 the movement in other reserves has been reversed in the year ended 31 December 2020.
3 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.
4 During the year, the Group merged Finsbury Glover Hering and Sard Verbinnen & Co to form a leading global communications firm. As a part of this transaction, certain management acquired shares in the company and a put option was granted which allows the equity partners to require the Group to purchase these shares. This resulted in a movement in other reserves in the year of £219.6 million.
5 During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021.

Notes to the unaudited preliminary consolidated financial statements

1.
Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments and held for sale assets as disclosed in our accounting policies.

2.
Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB) and with the accounting policies of the Group which were set out on pages 158 - 164 of the 2020 Annual Report and Accounts. With the exception of the impact of Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16) and the treatment for configuration and customisation costs in a cloud computing arrangement, which are discussed below, no changes have been made to the Group’s accounting policies in the year ended 31 December 2021.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all IFRS disclosure requirements. The Company’s 2021 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company’s website.

Impact of Interest Rate Benchmark Reform

The amendments issued by the IASB, Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), are mandatory and were effective from 1 January 2021. They provide relief on certain existing requirements in IFRS Standards, relating to modifications of financial instruments and lease contracts or hedging relationships triggered by a replacement of a benchmark interest rate in a contract with a new alternative benchmark rate, as a result of Interest Rate Benchmark Reform. The Group does not consider that these amendments had a significant impact on the financial statements as they provide relief for the possible effects of the uncertainty arising from interest rate benchmark reform.

Impact of COVID-19-Related Rent Concessions beyond 30 June 2021

The amendment issued by the IASB, COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16), was effective from 1 April 2021. It provides an extension to the period under which practical relief to lessees could be applied in accounting for rent concessions occurring as a direct consequence of COVID-19, as introduced in the original amendment, COVID-19-Related Concessions (Amendment to IFRS 16). There has been no material impact to our financial statements as a result of the application of this amendment.

Impact of IFRIC Agenda Decision on Accounting Treatment for Configuration and Customisation Costs in a Cloud Computing Arrangement

In April 2021, an IFRIC agenda decision was issued in relation to the accounting treatment for configuration and customisation costs in a cloud computing arrangement. This guidance clarified that in order for an intangible asset to be capitalised in relation to customisation and configuration costs in a software-as-a-service (SaaS) arrangement, it is necessary for there to be control of the underlying software asset or for there to be a separate intangible asset which meets the definition in IAS 38 Intangible Assets.

In 2020, as part of our Group transformation plan, the Group commenced a multi-year implementation of a cloud-based ERP and human capital management tool. The Group has completed its assessment of the financial reporting impact of this agenda decision on this implementation and has changed our accounting policy in the financial statements to align with the clarified guidance within the IFRIC agenda decision. As a result, the Group has expensed all costs associated with this implementation, which amount to £62.2 million as at 31 December 2021. This balance includes costs that were previously capitalised as at 31 December 2020 of £14.0 million.

Notes to the unaudited preliminary consolidated financial statements (continued)

2.
Accounting policies (continued)

Restatement

During 2021, the Group determined that the financial statements for the prior periods contained errors relating to historic tax asset and liability adjustments that had accumulated over a number of years in the Group consolidation. As a result, previously reported corporate income tax recoverable, corporate income tax payable and tax charge were incorrect. The cumulative impact resulted in an overstatement of equity as at 31 December 2019 of £118.5 million, which has been corrected by reducing opening retained earnings by £113.7 million and other reserves by £4.8 million. Corporate income tax recoverable has reduced by £22.8 million and corporate income tax payable increased by £93.5 million on the consolidated balance sheet at 31 December 2020. These changes also decreased the tax charge in the year ended 31 December 2020 by £2.2 million. The restatement resulted in an increase in the basic and diluted earnings per share from continuing and discontinued operations of 0.2p and 0.2p, respectively, for the year ended 31 December 2020.

Statutory information

The financial information included in this preliminary announcement does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2020 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2021 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s General Meeting. The audit report for the year ended 31 December 2021 has yet to be signed. The announcement of the preliminary results was approved on behalf of the board of directors on 24 February 2022.

Notes to the unaudited preliminary consolidated financial statements (continued)

3.
Currency conversion

The presentation currency of the Group is pound sterling and the unaudited preliminary consolidated financial statements have been prepared on this basis.

The 2021 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.3757 to the pound (2020: US$1.2836) and €1.1633 to the pound (2020:
€1.1248). The unaudited preliminary consolidated balance sheet as at 31 December 2021 has been prepared using the exchange rates on that day of US$1.3532 to the pound (2020: US$1.3670) and €1.1893 to the pound (2020: €1.1166).

4.
Costs of services and general and administrative costs

£ million	2021	2020
Continuing operations
Costs of services	10,597.5	9,987.9
General and administrative costs	974.6	4,293.0
	11,572.1	14,280.9

Costs of services and general and administrative costs include:

£ million	2021	2020
Continuing operations
Staff costs	7,166.7	6,556.5
Establishment costs	529.0	638.5
Media pass-through costs	1,865.3	1,555.2
Other costs of services and general and administrative costs1	2,011.1	5,530.7
	11,572.1	14,280.9

Staff costs include:

£ million	2021	2020
Continuing operations
Wages and salaries	4,797.2	4,781.0
Cash-based incentive plans	455.2	110.7
Share-based incentive plans	99.6	74.4
Social security costs	630.1	570.9
Pension costs	177.7	171.7
Severance	41.8	68.2
Other staff costs	965.1	779.6
	7,166.7	6,556.5

1 Other costs of services and general and administrative costs include £538.6 million (2020: £685.6 million) of other pass-through costs.

Notes to the unaudited preliminary consolidated financial statements (continued)

4.
Costs of services and general and administrative costs (continued)

Other costs of services and general and administrative costs include:

£ million	2021	2020
Continuing operations
Amortisation and impairment of acquired intangible assets	97.8	89.1
Goodwill impairment	1.8	2,822.9
Losses/(gains) on disposal of investments and subsidiaries	10.6	(7.8)
Gains on remeasurement of equity interests arising from a change in scope of ownership	-	(0.6)
Investment and other impairment (reversals)/charges	(42.4)	296.2
Restructuring and transformation costs	145.5	80.7
Restructuring costs in relation to COVID-19	29.9	232.5
Litigation settlement	21.3	25.6
Depreciation of property, plant and equipment	151.2	174.8
Depreciation of right-of-use assets	272.9	331.9
Amortisation of other intangible assets	19.9	35.2
Short-term lease expense	18.0	36.7
Low-value lease expense	2.3	2.3

Amortisation and impairment of acquired intangible assets of £97.8 million (2020: £89.1 million) includes an impairment charge in the year of £47.9 million (2020: £21.6 million) in regard to certain brand names that are no longer in use, including £43.8 million for brands with an indefinite life.

Losses on disposal of investments and subsidiaries of £10.6 million in 2021 includes a loss of £4.9 million on the disposal of XMKT in China, which completed in September 2021.

Investment and other impairment reversals of £42.4 million primarily relates to the partial reversal of a £255.6 million impairment taken in 2020 relating to Imagina, an associate in Spain.

Restructuring and transformation costs of £145.5 million (2020: £80.7 million) include £94.2 million in relation to the Group’s IT transformation programme. This programme will allow technology to become a competitive advantage in the market as our clients, and their clients, move to an ever-increasing digital world. It includes costs of £62.2 million (including £14.0 million that was previously capitalised at 31 December 2020) in relation to the rollout of a new ERP system in order to drive efficiency and collaboration throughout the Group. The remaining £51.3 million relates to the continuing restructuring plan, first outlined on the Investor Day in December 2018. As part of that plan, restructuring actions have been taken to right-size under-performing businesses, address high-cost severance markets and simplify operational structures.

Restructuring costs in relation to COVID-19 of £29.9 million (2020: £232.5 million) primarily relate to property costs which the Group undertook in response to the COVID-19 pandemic. As management continues to assess the impact of COVID-19 on long-term working practices and the Group’s real estate portfolio, further impairments may occur in the future.

The goodwill impairment charge of £2,822.9 million in 2020 reflects the adverse impacts of COVID-19 on a number of businesses in the Group at that time.

Notes to the unaudited preliminary consolidated financial statements (continued)

5.
Share of results of associates

Share of results of associates include:

£ million	2021	2020
Continuing operations
Share of profit before interest and taxation	208.5	142.5
Share of exceptional losses	(62.3)	(146.1)
Share of interest and non-controlling interests	(83.9)	(91.4)
Share of taxation	(38.5)	(41.0)
	23.8	(136.0)

Share of exceptional losses of £62.3 million (2020: £146.1 million) primarily comprise £38.8 million (2020: £54.3 million) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £18.8 million (2020: £89.3 million) within Kantar.

6.
Finance and investment income, finance costs and revaluation and retranslation of financial instruments

Finance and investment income includes:

£ million	2021	2020
Continuing operations
Income from equity investments	17.9	8.7
Interest income	51.5	74.0
	69.4	82.7

Finance costs include:

£ million	2021	2020
Continuing operations
Net interest expense on pension plans	1.8	2.9
Interest on other long-term employee benefits	2.4	3.1
Interest payable and similar charges	188.5	205.0
Interest expense related to lease liabilities	90.9	101.0
	283.6	312.0

Revaluation and retranslation of financial instruments include:

£ million	2021	2020
Continuing operations
Movements in fair value of treasury instruments	9.1	15.4
Premium on the early repayment of bonds	(13.0)	-
Revaluation of investments held at fair value through profit or loss	(7.5)	8.0
Revaluation of put options over non-controlling interests	(40.6)	12.3
Revaluation of payments due to vendors (earnout agreements)	(58.7)	13.4
Retranslation of financial instruments	22.9	(196.3)
	(87.8)	(147.2)

Notes to the unaudited preliminary consolidated financial statements (continued)

7.        Segmental analysis

Reported contributions by operating sector were as follows:

£ million	2021	20201
Continuing operations
Revenue
Global Integrated Agencies	10,836.3	10,265.5
Public Relations	959.0	892.9
Specialist Agencies	1,005.8	844.4
	12,801.1	12,002.8
Revenue less pass-through costs2
Global Integrated Agencies	8,638.7	8,194.2
Public Relations	909.7	854.4
Specialist Agencies	848.8	713.4
	10,397.2	9,762.0
Headline operating profit3
Global Integrated Agencies	1,215.5	1,059.9
Public Relations	143.1	141.3
Specialist Agencies	134.9	59.3
	1,493.5	1,260.5

Reported contributions by geographical area were as follows:

£ million	2021	2020
Continuing operations
Revenue
North America4	4,494.2	4,464.9
United Kingdom	1,866.9	1,637.0
Western Continental Europe	2,786.3	2,441.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,653.7	3,459.3
	12,801.1	12,002.8
Revenue less pass-through costs2
North America4	3,849.2	3,743.4
United Kingdom	1,414.3	1,233.8
Western Continental Europe	2,225.4	2,019.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,908.3	2,765.4
	10,397.2	9,762.0
Headline operating profit3
North America4	655.7	611.9
United Kingdom	180.9	137.7
Western Continental Europe	288.6	198.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	368.3	312.2
	1,493.5	1,260.5

1 During 2020, the Group announced the intention to combine Grey and AKQA into AKQA Group, and to bring Geometry and GTB into VMLY&R, and International Healthcare into VMLY&R and Ogilvy. As a result AKQA, Geometry, GTB and International Healthcare are now reported within Global Integrated Agencies, having previously been reported within Specialist Agencies. Prior year figures have been re-presented to reflect these changes.
2 Revenue less pass-through costs is defined in Appendix 2.

3 Headline operating profit is defined in Appendix 2.

4 North America includes the US with revenue of £4,220.8 million (2020: £4,216.1 million), revenue less pass-through costs of £3,597.4 million (2020: £3,524.8 million) and headline operating profit of £615.2 million (2020: £563.7 million).

Notes to the unaudited preliminary consolidated financial statements (continued)

8.
Taxation

The tax rate on reported profit/loss before tax was 24.2% (2020: -4.6%). The tax charge comprises:

£ million	2021	20201
Continuing operations
Corporation tax
Current year	404.0	307.8
Prior years	(41.4)	(83.2)
	362.6	224.6
Deferred tax
Current year	(131.0)	(80.2)
Prior years	(1.5)	(17.3)
	(132.5)	(97.5)
Tax charge	230.1	127.1

The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, for example, increasing tax rates as a consequence of the financial support programmes implemented by governments during the COVID-19 pandemic, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting, and changes arising from the application of existing rules or challenges by tax or competition authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded then such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.

In the UK Budget on 3 March 2021, the Chancellor of the Exchequer announced an increase in the UK corporation tax rate from 19% to 25%, which is due to be effective from 1 April 2023. The change was enacted at the balance sheet date, and the Group has remeasured UK deferred tax balances accordingly and recognised a tax credit of £23.8 million in current period tax expense.

9.        Ordinary dividends

The Board has recommended a final dividend of 18.7p (2020: 14.0p) per ordinary share in addition to the interim dividend of 12.5p (2020: 10.0p) per share. This makes a total for the year of 31.2p (2020: 24.0p). Payment of the final dividend of 18.7p per ordinary share will be made on 8 July 2022 to holders of ordinary shares in the Company on 10 June 2022.

1 Figures have been restated as described in the accounting policies.

Notes to the unaudited preliminary consolidated financial statements (continued)

10.
Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

Continuing operations:

	2021	20201
Reported earnings2 (£ million)	637.7	(2,971.6)
Headline earnings3 (£ million)	954.5	742.5
Weighted average shares used in basic EPS calculation (million)	1,194.1	1,223.0
Reported EPS	53.4p	(243.0p)
Headline EPS	79.9p	60.7p

Discontinued operations:

	2021	2020
Reported earnings2 (£ million)	-	6.5
Weighted average shares used in basic EPS calculation (million)	-	1,223.0
Reported EPS	-	0.5p

Continuing and discontinued operations:

	2021	20201
Reported earnings2 (£ million)	637.7	(2,965.1)
Weighted average shares used in basic EPS calculation (million)	1,194.1	1,223.0
Reported EPS	53.4p	(242.5p)

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

Continuing operations:

	2021	20201
Diluted reported earnings (£ million)	637.7	(2,971.6)
Diluted headline earnings (£ million)	954.5	742.5
Weighted average shares used in reported diluted EPS calculation (million)4	1,215.3	1,223.0
Weighted average shares used in headline diluted EPS calculation (million)	1,215.3	1,236.0
Diluted reported EPS	52.5p	(243.0p)
Diluted headline EPS	78.5p	60.1p

Discontinued operations:

	2021	2020
Diluted reported earnings (£ million)	-	6.5
Weighted average shares used in diluted EPS calculation (million)4	-	1,223.0
Diluted reported EPS	-	0.5p

1 Figures have been restated as described in the accounting policies
2 Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

3 Headline earnings is defined in Appendix 2.

4 In 2020, the weighted average shares used in the basic EPS calculation has also been used for reported diluted EPS due to the anti-dilutive effect of the weighted average shares calculated for the reported diluted EPS calculation.

Notes to the unaudited preliminary consolidated financial statements (continued)

10.
Earnings per share (continued)

Diluted EPS

Continuing and discontinued operations:

	2021	20201
Diluted reported earnings (£ million)	637.7	(2,965.1)
Weighted average shares used in diluted EPS calculation (million)2	1,215.3	1,223.0
Diluted reported EPS	52.5p	(242.5p)

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	2021	2020
Weighted average shares used in basic EPS calculation	1,194.1	1,223.0
Dilutive share options outstanding	1.3	-
Other potentially issuable shares	19.9	13.0
Weighted average shares used in diluted EPS calculation	1,215.3	1,236.0

At 31 December 2021 there were 1,224,459,550 (2020: 1,296,080,242) ordinary shares in issue, including treasury shares of 70,489,953 (2020: 70,748,100).

1 Figures have been restated as described in the accounting policies.
2 In 2020, the weighted average shares used in the basic EPS calculation has also been used for reported diluted EPS due to the anti-dilutive effect of the weighted average shares calculated for the reported diluted EPS calculation.

Notes to the unaudited preliminary consolidated financial statements (continued)

11.
Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 18:

Net cash inflow from operating activities:

£ million	2021	20201
Profit/(loss) for the year	720.7	(2,901.3)
Taxation	230.1	129.3
Revaluation and retranslation of financial instruments	87.8	147.2
Finance costs	283.6	312.3
Finance and investment income	(69.4)	(82.8)
Share of results of associates	(23.8)	136.0
Gain on sale of discontinued operations	-	(10.0)
Attributable tax expense on sale of discontinued operations	-	1.9
Operating profit/(loss) of continuing and discontinued operations	1,229.0	(2,267.4)
Adjustments for:
Non-cash share-based incentive plans (including share options)	99.6	74.4
Depreciation of property, plant and equipment	151.2	174.8
Depreciation of right-of-use assets	272.9	331.9
Impairment charges included within restructuring costs	39.2	196.7
Goodwill impairment	1.8	2,822.9
Amortisation and impairment of acquired intangible assets	97.8	89.1
Amortisation of other intangible assets	19.9	35.2
Investment and other impairment (reversals)/charges	(42.4)	296.2
Losses/(gains) on disposal of investments and subsidiaries	10.6	(7.8)
Gains on remeasurement of equity interests arising from a change in scope of ownership	-	(0.6)
(Gains)/losses on sale of property, plant and equipment	(1.3)	0.3
Operating cash flow before movements in working capital and provisions	1,878.3	1,745.7
Movements in trade working capital2	318.9	780.2
Movements in other working capital and provisions	383.1	58.0
Cash generated by operations	2,580.3	2,583.9
Corporation and overseas tax paid	(391.1)	(371.5)
Premium on early settlement of bonds	(13.0)	-
Interest and similar charges paid	(173.7)	(173.9)
Interest paid on lease liabilities	(88.4)	(98.5)
Interest received	47.5	73.6
Investment income	17.8	8.7
Dividends from associates	53.4	32.5
Net cash inflow from operating activities	2,032.8	2,054.8

1 Figures have been restated as described in the accounting policies.
2 Trade working capital represents trade receivables, work in progress, accrued income, trade payables and deferred income.

Notes to the unaudited preliminary consolidated financial statements (continued)

11.
Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	2021	2020
Initial cash consideration	(227.6)	(32.8)
Cash and cash equivalents acquired	(2.3)	-
Earnout payments	(57.0)	(115.2)
Purchase of other investments (including associates)	(99.2)	(30.4)
Acquisitions	(386.1)	(178.4)

Proceeds on disposal of investments and subsidiaries1	51.9	320.0
Cash and cash equivalents disposed	(23.6)	(47.7)
Disposals of investments and subsidiaries	28.3	272.3

Cash consideration received from non-controlling interests	39.5	-
Cash consideration for purchase of non-controlling interests	(135.0)	(80.6)
Cash consideration for non-controlling interests	(95.5)	(80.6)

Net acquisition payments and investments	(453.3)	13.3

Share repurchases and buy-backs:

£ million	2021	2020
Purchase of own shares by ESOP Trusts	(89.2)	(5.1)
Shares purchased into treasury	(729.3)	(285.1)
	(818.5)	(290.2)

Proceeds from borrowings:

£ million	2021	2020
Proceeds from issue of €750 million bonds	-	665.5
Proceeds from issue of £250 million bonds	-	250.0
	-	915.5

Repayments of borrowings:

£ million	2021	2020
Net decrease in drawings on bank loans	(36.3)	(59.6)
Repayment of $500 million bonds	(360.8)	-
Repayment of €250 million bonds	-	(223.1)
	(397.1)	(282.7)

1 Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

Notes to the unaudited preliminary consolidated financial statements (continued)

12.
Cash and cash equivalents and adjusted net debt

£ million	2021	2020
Cash at bank and in hand	2,776.6	10,075.0
Short-term bank deposits	1,106.3	2,824.1
Overdrafts1	(342.3)	(8,562.0)
Cash and cash equivalents	3,540.6	4,337.1
Bonds due within one year	(210.2)	-
Loans due within one year	(14.7)	(57.2)
Bonds due after one year	(4,216.8)	(4,975.5)
Adjusted net debt	(901.1)	(695.6)

During the year, the Group converted the majority of its notional cash pool arrangements to zero-balance accounts, whereby the cash and overdrafts within these cash pools are physically swept to the header accounts on a daily basis, resulting in a reduction of the large gross cash and overdraft positions at 31 December 2020.

The Group estimates that the fair value of corporate bonds is £4,790.3 million at 31 December 2021 (2020: £5,509.1 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	2021	2020
Within one year	(332.4)	(182.2)
Between one and two years	(751.0)	(725.6)
Between two and three years	(652.1)	(795.7)
Between three and four years	(498.4)	(649.1)
Between four and five years	(703.6)	(528.2)
Over five years	(2,568.8)	(3,387.1)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,506.3)	(6,267.9)
Short-term overdrafts – within one year	(342.3)	(8,562.0)
Future anticipated cash flows	(5,848.6)	(14,829.9)
Effect of discounting/financing rates	1,064.6	1,235.2
Debt financing	(4,784.0)	(13,594.7)
Cash and short-term deposits	3,882.9	12,899.1
Adjusted net debt	(901.1)	(695.6)

1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited preliminary consolidated financial statements (continued)

13.
Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £223.5 million in the year. This movement primarily relates to goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years of £330.4 million, partially offset by the effect of currency translation of £105.1 million and £1.8 million of impairment charges.

In 2020, £2,822.9 million of impairment charges were incurred. The impairments related to historical acquisitions whose carrying values were reassessed in light of the impact of Covid-19. The impairments were driven by a combination of higher discount rates used to value future cash flows, a lower profit base in 2020 and lower industry growth rates.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed during the year or between 31 December 2021 and the date these preliminary consolidated financial statements were approved.

14.
Other intangible assets

The following are included in other intangibles:

£ million	2021	2020
Brands with an indefinite useful life	1,010.5	1,059.1
Acquired intangibles	273.4	240.5
Other (including capitalised computer software)	75.6	89.7
	1,359.5	1,389.3

15.
Trade and other receivables

Amounts falling due within one year:

£ million	2021	2020
Trade receivables	6,600.5	6,572.2
Work in progress	254.0	264.1
VAT and sales taxes recoverable	350.3	236.6
Prepayments	215.3	248.1
Accrued income	3,435.7	3,150.1
Fair value of derivatives	2.5	0.2
Other debtors	504.0	501.0
	11,362.3	10,972.3

Notes to the unaudited preliminary consolidated financial statements (continued)

15.
Trade and other receivables (continued)

Amounts falling due after more than one year:

£ million	2021	2020
Prepayments	3.0	2.8
Fair value of derivatives	0.5	9.6
Other debtors	149.1	143.8
	152.6	156.2

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

A credit to bad debt expense of £10.6 million (2020: expense of £40.8 million) on the Group’s trade receivables in the period is a result of the reduction in expected credit losses since 31 December 2020. The allowance for bad and doubtful debts is equivalent to 1.1% (2020: 1.7%) of gross trade receivables.

16.
Trade and other payables: amounts falling due within one year

£ million	2021	2020
Trade payables	10,596.9	10,206.5
Deferred income	1,334.0	1,153.7
Payments due to vendors (earnout agreements)	85.6	57.8
Liabilities in respect of put option agreements with vendors	58.4	9.3
Fair value of derivatives	6.4	1.8
Share repurchases – close period commitments1	211.7	-
Other creditors and accruals	2,959.3	2,430.6
	15,252.3	13,859.7

The Group considers that the carrying amount of trade and other payables approximates their fair value.

1 During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constitutes a liability at 31 December 2021, which is included in Trade and other payables: amounts falling due within one year and has been recognised as a movement in equity.

Notes to the unaudited preliminary consolidated financial statements (continued)

17.
Trade and other payables: amounts falling due after more than one year

£ million	2021	2020
Payments due to vendors (earnout agreements)	111.1	56.5
Liabilities in respect of put option agreements with vendors	333.1	101.4
Fair value of derivatives	47.2	11.2
Other creditors and accruals	128.5	144.4
	619.9	313.5

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising contingent consideration and the directors’ best estimates of future earnout related obligations:

£ million	2021	2020
Within one year	85.6	57.8
Between 1 and 2 years	24.0	17.2
Between 2 and 3 years	35.7	6.0
Between 3 and 4 years	51.4	30.5
Between 4 and 5 years	-	2.8
Over 5 years	-	-
	196.7	114.3

The Group’s approach to payments due to vendors is outlined in note 21.

The Group does not consider there to be any material contingent liabilities as at 31 December 2021.

18.        Issued share capital

Number of equity ordinary shares (million)	2021	2020
At the beginning of the year	1,296.1	1,328.2
Exercise of share options	0.6	-
Share cancellations	(72.2)	(32.1)
At the end of the year	1,224.5	1,296.1

19.
Related party transactions

The Group enters into transactions with its associate undertakings. The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items.

In the year ended 31 December 2021, revenue of £117.2 million (2020: £90.6 million) was reported in relation to Compas, an associate in the USA. All other transactions in the years presented were immaterial.

The Group invested a further £92.9 million in Kantar in 2021 to fund its 40% share of the Numerator acquisition.

Notes to the unaudited preliminary consolidated financial statements (continued)

19.
Related party transactions (continued)

The following amounts were outstanding at 31 December 2021:

£ million	2021	2020
Amounts owed by related parties
Kantar	30.3	39.0
Other	45.7	27.9
	76.0	66.9
Amounts owed to related parties
Kantar	(6.2)	(5.6)
Other	(51.4)	(36.0)
	(57.6)	(41.6)

20.
Going concern and liquidity risk

In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Company modelled a range of revenue less pass-through costs compared with the year ended 31 December 2021 and a number of mitigating cost actions that are available to the Company. Considering the Group's bank covenant and liquidity headroom and cost mitigation actions which could be implemented, the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due with a decline in revenue less pass-through costs up to 30% in 2022. The likelihood of such a decline is considered remote. The Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which gives rise to a significant going concern risk.

At 31 December 2021, the Group has access to £6.3 billion of committed facilities with maturity dates spread over the years 2022 to 2046 as illustrated below:

£ million
		2022	2023	2024	2025	2026+
£ bonds £400m (2.875% ‘46)	400.0					400.0
US bond $220m (5.625% ‘43)	162.5					162.5
US bond $93m (5.125% ’42)	68.6					68.6
£ bonds £250m (3.750% ‘32)	250.0					250.0
Eurobonds €600m (1.625% ’30)	504.5					504.5
Eurobonds €750m (2.375% ’27)	630.6					630.6
Eurobonds €750m (2.25% ’26)	630.6					630.6
Bank revolver ($2,500m ’26)	1,847.5					1,847.5
Eurobonds €500m (1.375% ’25)	420.4				420.4
US bond $750m (3.75% ’24)	554.2			554.2
Eurobonds €750m (3.0% ’23)	630.6		630.6
Eurobonds €250m (3m EURIBOR + 0.45% ’22)	210.2	210.2
Total committed facilities available	6,309.7	210.2	630.6	554.2	420.4	4,494.3
Drawn down facilities at 31 December 2021	4,462.2	210.2	630.6	554.2	420.4	2,646.8
Undrawn committed credit facilities	1,847.5
Drawn down facilities at 31 December 2021	4,462.2
Net cash at 31 December 2021	(3,540.6)
Other adjustments	(20.5)
Adjusted net debt at 31 December 2021	901.1

Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Notes to the unaudited preliminary consolidated financial statements (continued)

21.
Financial instruments

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

£ million	Level 1	Level 2	Level 3
Derivatives in designated hedge relationships
Derivative assets	-	0.5	-
Derivative liabilities	-	(47.2)	-
Held at fair value through profit or loss
Other investments	0.4	-	227.9
Derivative assets	-	2.5	-
Derivative liabilities	-	(6.4)	-
Payments due to vendors (earnout agreements) (note 17)	-	-	(196.7)
Liabilities in respect of put options	-	-	(391.5)
Held at fair value through other comprehensive income
Other investments	27.9	-	62.1

Reconciliation of level 3 fair value measurements:

£ million	Payments due to vendors (earnout agreements)	Liabilities in respect of put options	Other investments
1 January 2021	(114.3)	(110.7)	366.6
Losses recognised in the income statement	(58.7)	(40.6)	(7.7)
Losses recognised in other comprehensive income	-	-	(42.8)
Additions	(81.7)	(247.7)1	5.9
Disposals	-	-	(32.0)
Cancellations	-	0.8	-
Settlements	57.0	5.4	-
Exchange adjustments	1.0	1.3	-
31 December 2021	(196.7)	(391.5)	290.0

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. Certain investments are valued using revenue multiples.

1 During the year, the Group merged Finsbury Glover Hering and Sard Verbinnen & Co to form a leading global strategic communications firm. As a part of this transaction, certain management acquired shares in the company and a put option was granted which allows the equity partners to require the Group to purchase these shares. This resulted in additions to liabilities in respect of put options in the year of £219.6 million.

Principal risks and uncertainties

The Board regularly reviews the principal and emerging risks and uncertainties affecting the Group and these are summarised below:

COVID-19 Pandemic

●
The extent of the continued impact of the COVID-19 pandemic on our business will depend on numerous factors that we are not able to accurately predict, including the duration and scope of the pandemic, any existing or new variants, government actions to mitigate the effects of the pandemic and the intermediate and long-term impact of the pandemic on our clients’ spending plans.

Strategic Risks

●
The Group updated its strategic plan in December 2020, to return the business to growth and simplify the Group structure. A failure or delay in implementing and fully realising the benefits from the strategic plan, may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition, or prospects.

Operational Risks
Clients

●
The Group competes for clients in a highly competitive and evolving industry which is undergoing structural change which has been accelerated by the COVID-19 pandemic. Client loss or consolidation or a reduction in marketing budgets due to recessionary economic conditions, may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

●
The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

People, Culture and Succession

●
The Group’s performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key and diverse creative, commercial technology and management talent or are unable to retain and incentivise key and diverse talent.

Cyber and Information Security

●
The Group is undertaking a series of IT transformation programmes to support the Group’s strategic plan and a failure or delay in implementing the IT programmes may have a material adverse effect on its business, revenues, results of operations, financial conditions or prospects. The Group is reliant on third parties for the performance of a significant part of its information technology and operational functions. A failure to provide these functions including as a result of a cyber event, could have an adverse effect on the Group's business. A significant percentage of the Group’s people continue to work remotely as a consequence of the COVID-19 pandemic which has the potential to increase the risk of compromised data security and cyber-attacks.

Financial Risks

●
 The Group is subject to credit risk through the default of a client or other counterparty.

Compliance Risks

●
The Group is subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external cyber threats that are increasing in sophistication as well as internal breaches.
●
The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place generally and through the period of remote working as a consequence of the COVID-19 pandemic.

Principal risks and uncertainties (continued)

Regulatory, Sanctions, Anti-Trust and Taxation

●
The Group may be subject to regulations restricting its activities or effecting changes in taxation, for example, as a consequence of the financial support programmes implemented by governments during the COVID-19 pandemic.
●
The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates and violations could have an adverse effect on our business and reputation.
●
Civil liabilities or judgements against the Company or its Directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.
●
The Group is subject to the laws of the United States, EU and other jurisdictions regulating and imposing sanctions on the supply of services to certain countries. Failure to comply with these laws could expose the Group to civil and criminal penalties.

Emerging Risks

●
The Group’s operations could be disrupted by an increased frequency of extreme weather and climate related natural disasters as a consequence of the physical impacts of climate change in the next 30 years.
●
The Group is subject to increased reputational risk associated with working on environmentally detrimental client briefs and/or misrepresenting environmental claims.
●
The group could be subject to increased costs to comply with potential future changes in environmental laws and regulations and to meet is net zero commitments.

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward- looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward- looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described under Item 3D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward- looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document

Appendix 2: Alternative performance measures for the year ended 31 December 2021

Management includes non-GAAP measures as they consider these measures to be both useful and necessary. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Reconciliation of revenue to revenue less pass-through costs:

£ million	2021	2020
Continuing operations
Revenue	12,801.1	12,002.8
Media pass-through costs	(1,865.3)	(1,555.2)
Other pass-through costs	(538.6)	(685.6)
Revenue less pass-through costs	10,397.2	9,762.0

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Reconciliation of operating profit/(loss) to headline operating profit:

£ million	2021	2020
Continuing operations
Operating profit/(loss)	1,229.0	(2,278.1)
Amortisation and impairment of acquired intangible assets	97.8	89.1
Goodwill impairment	1.8	2,822.9
Losses/(gains) on disposal of investments and subsidiaries	10.6	(7.8)
Gains on remeasurement of equity interests arising from a change in scope of ownership	-	(0.6)
Investment and other impairment (reversals)/charges	(42.4)	296.2
Litigation settlement	21.3	25.6
Restructuring and transformation costs	145.5	80.7
Restructuring costs in relation to COVID-19	29.9	232.5
Headline operating profit	1,493.5	1,260.5

Finance and investment income	69.4	82.7
Finance costs (excluding interest expense related to lease liabilities)	(192.7)	(211.0)
	(123.3)	(128.3)

Interest cover1 on headline operating profit	12.1 times	9.8 times

Headline operating profit is one of the metrics that management uses to assess the performance of the business.

1 Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group’s key leverage metrics.

Headline operating profit margin before and after share of results of associates:

£ million	Margin	2021	Margin	2020
Continuing operations
Revenue less pass-through costs		10,397.2		9,762.0
Headline operating profit	14.4%	1,493.5	12.9%	1,260.5
Share of results of associates (excluding exceptional gains/losses)		86.1		10.1
Headline PBIT	15.2%	1,579.6	13.0%	1,270.6

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Calculation of headline EBITDA:

£ million	2021	2020
Continuing operations
Headline PBIT	1,579.6	1,270.6
Depreciation of property, plant and equipment	151.2	174.8
Amortisation of other intangible assets	19.9	35.2
Headline EBITDA (including depreciation of right-of-use assets)	1,750.7	1,480.6
Depreciation of right-of-use assets	272.9	331.9
Headline EBITDA	2,023.6	1,812.5

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business. Headline EBITDA (including depreciation of right-of-use assets) is used in the Group’s key leverage metric.

Reconciliation of profit/(loss) before taxation to headline PBT and headline earnings:

£ million	2021	20201
Continuing operations
Profit/(loss) before taxation	950.8	(2,790.6)
Amortisation and impairment of acquired intangible assets	97.8	89.1
Goodwill impairment	1.8	2,822.9
Losses/(gains) on disposal of investments and subsidiaries	10.6	(7.8)
Gains on remeasurement of equity interests arising from a change in scope of ownership	-	(0.6)
Investment and other impairment (reversals)/charges	(42.4)	296.2
Restructuring and transformation costs	145.5	80.7
Restructuring costs in relation to COVID-19	29.9	232.5
Share of exceptional losses of associates	62.3	146.1
Litigation settlement	21.3	25.6
Revaluation and retranslation of financial instruments	87.8	147.2
Headline PBT	1,365.4	1,041.3
Headline tax charge	(327.9)	(239.9)
Headline non-controlling interests	(83.0)	(58.9)
Headline earnings	954.5	742.5

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

1 Figures have been restated as described in the accounting policies.

Calculation of headline taxation:

£ million	2021	20201
Continuing operations
Headline PBT	1,365.4	1,041.3
Tax charge	230.1	127.1
Tax credit/(charge) relating to losses/(gains) on disposal of investments and subsidiaries	31.5	(2.7)
Tax credit relating to restructuring and transformation costs	38.4	14.3
Tax credit relating to restructuring and transformation costs in relation to COVID-19	7.3	51.2
Tax (charge)/credit relating to litigation settlement	(5.4)	5.4
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	5.6	36.0
Deferred tax relating to gains on disposal of investments and subsidiaries	20.4	8.6
Headline tax charge	327.9	239.9
Headline tax rate	24.0%	23.0%

The Group has re-assessed the measure of headline tax rate, as some associate businesses are classified as US tax partnerships with their related tax forming part of the headline tax charge, and now considers the most appropriate metric is to use the headline tax charge as a percentage of headline PBT (that includes the share of headline results of associates). The headline tax rate on headline PBT excluding the share of headline results of associates was 24.0% (2020: 23.0%).

Given the Group’s geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase over the next few years.

Calculation of headline non-controlling interests:

£ million	2021	2020
Continuing operations
Non-controlling interests	83.0	53.9
Non-controlling interests relating to restructuring costs in relation to COVID-19	-	5.0
Headline non-controlling interests	83.0	58.9

Reconciliation of free cash flow:

£ million	2021	2020
Cash generated by continuing and discontinued operations	2,580.3	2,583.9
Plus:
Interest received	47.5	73.6
Investment income	17.8	8.7
Dividends from associates	53.4	32.5
Share option proceeds	4.4	-
Less:
Earnout payments	(57.0)	(115.2)
Interest and similar charges paid	(173.7)	(173.9)
Purchase of property, plant and equipment	(263.2)	(218.3)
Purchase of other intangible assets (including capitalised computer software)	(29.9)	(54.4)
Repayment of lease liabilities	(320.7)	(300.1)
Interest paid on lease liabilities	(88.4)	(98.5)
Corporation and overseas tax paid	(391.1)	(371.5)
Dividends paid to non-controlling interests in subsidiary undertakings	(114.5)	(83.3)
Free cash flow	1,264.9	1,283.5

1 Figures have been restated as described in the accounting policies.

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure).

Future restructuring and transformation costs

Further restructuring and transformation costs are expected from 2022 to 2025, with approximately £350 million in relation to the continued rollout of the Group’s new ERP system in order to drive efficiency and collaboration throughout the Group. Costs of between £200 and £250 million are also expected in relation to other IT transformation projects, shared service centres and co-locations.

Constant currency and pro forma (‘like-for-like’)

These preliminary consolidated financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and pro forma methods are given in the glossary on page 45.

Glossary and basis of preparation

Average adjusted net debt and adjusted net debt
Average adjusted net debt is calculated as the average daily net borrowings of the Group. Adjusted net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Adjusted net debt excludes lease liabilities.

Billings and estimated net new billings
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2021 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

Exceptional gains/losses
Exceptional gains/losses include gains/losses on disposal of investments and subsidiaries, gains/losses on remeasurement of equity interests arising from a change in scope of ownership, investment and other impairment (reversals)/charges, litigation settlement, restructuring and transformation costs, restructuring costs in relation to COVID-19 and share of exceptional gains/losses of associates.

Free cash flow
Free cash flow is calculated as cash generated by operations plus dividends received from associates, interest received, investment income received, and proceeds from the issue of shares, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), earnout payments and purchases of property, plant and equipment and purchases of other intangible assets.

General and administrative costs
General and administrative costs include marketing costs, certain professional fees, and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline earnings
Headline PBT less headline tax charge and non-controlling interests.

Headline EBITDA

Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, amortisation of other intangibles, depreciation of property, plant and equipment, depreciation of right-of-use assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline non-controlling interests
Non-controlling interests excluding non-controlling interests relating to restructuring costs in relation to COVID-19.

Headline operating profit
Operating profit before gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBIT
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline operating profit margin
Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.

Headline PBT
Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, share of exceptional gains/losses of associates, gains/losses arising from the revaluation and retranslation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline tax charge

Taxation excluding tax/deferred tax relating to gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, and the deferred tax impact of the amortisation of acquired intangible assets and other goodwill items.

Net working capital
The movement in net working capital consists of movements in trade working capital and movements in other working capital and provisions per the analysis of cash flows note.

Pass-through costs

Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals, the reclassification of certain businesses to associates in 2021 and the restatement of agency arrangements under IFRS 15 for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.

Revenue less pass-through costs

Revenue less pass-through costs is revenue less media and other pass-through costs.

1 Percentage change in reported sterling.
2 Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to reflect the results of acquisitions and disposals and the reclassification of certain businesses to associates in 2021 and the reassessment of agency arrangements under IFRS 15 for the commensurate period in the prior year.
3 Figures have been restated as described in the accounting policies in Appendix 1.
4 In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix 1. Management believes these non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs and headline profit measures, are both useful and necessary to better understand the Group’s results. Where required, details of how these have been arrived at are shown in Appendix 2.
5 Billings, as defined in the glossary on page 45.
6 All references to estimates and forecasts for advertising spend exclude US political advertising
7 Generation Z: Building a Better Normal, Wunderman Thompson Intelligence, December 2020
8 Kantar Purpose 2020 Report
9 Figures have been restated as described in the accounting policies in Appendix 1.
10 Certain businesses were reclassified to associates as the Group no longer controls them. In addition, certain media billings recognised as revenue earlier in the year have been re-assessed under IFRS 15: “Revenue from Contracts with Customers” and have been excluded from revenue, but have no impact on revenue less pass-through costs. There are no adjustments to previously reported revenue in the first three quarters of 2021 or the 2020 financial year.
11 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 24 February 2022	By: ______________________
Balbir Kelly-Bisla
Company Secretary